Exhibit 7.8:
Gregory M. Shepard
7028 Portmarnock Place
Bradenton, FL 34202
November 7, 2011
Certified Mail
Return Receipt Requested
Mr. Donald H. Nikolaus
President and CEO
Donegal Group Inc.
1195 River Road
Marietta, PA 17547-0302
Ms. Sheri O. Smith
Corporate Secretary
Donegal Group Inc.
1195 River Road
Marietta, PA 17547-0302
Re: Shareholder Proposal and Supporting Statement
Dear Mr. Nikolaus and Ms. Smith:
Enclosed is a shareholder proposal and supporting statement for inclusion in the proxy statement for the annual shareholders’ meeting of Donegal Group Inc. (the “Company”) to be held in April 2012.
Please know it is my intent to present the attached shareholder proposal at the Company’s annual shareholders’ meeting.
Enclosed is a copy of a Schedule 13D to be filed with the Securities and Exchange Commission on November 9, 2011 indicating that I am the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of the common stock of the Company. As required by Rule 14a-8 promulgated under the Securities Act of 1934, I (i) have continuously held shares with a market value of at least $2,000 for longer than the previous year, and (ii) intend to hold these shares through the date of the Company’s annual shareholders’ meeting.
Sincerely,
Gregory M. Shepard

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT
Shareholder Proposal:
Gregory M. Shepard, 7028 Portmarnock Place, Bradenton, FL 34202, who individually is the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of common stock of the Company, submits the following proposal:
Resolved, that the shareholders of Donegal Group Inc. (“DGI”) hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors who are authorized and directed to work with Donegal Mutual Insurance Company (“DMIC”) to explore strategic alternatives to maximize shareholder value, including consideration of a merger of DMIC with another mutual insurer followed by the sale or merger of DGI, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives and (3) authorize the committee and investment banking firm to solicit and evaluate offers for the merger of DMIC followed by the sale or merger of DGI.
Supporting Statement:
For many years, I have invested in publicly traded subsidiaries of mutual insurance companies. For example, in the past I owned 20% of Meridian Insurance Group, Inc. (“MIGI”) and was the catalyst who provided the opportunity for State Auto Mutual Insurance Company’s merger with Meridian Mutual Insurance Company, followed by State Auto Mutual’s purchase of MIGI’s publicly traded shares. My efforts helped to deliver the shares’ true value to MIGI’s publicly traded shareholders, with a 135% premium over the valuation of those shares prior to State Auto Mutual’s purchase.
DGI, as a public company, has several advantages compared with being a mutual company: the ability to raise capital; additional flexibility to restructure; and the ability to provide incentives to management, employees, and agents. However, DGI has not been successful in delivering a positive return for its shareholders. DGI’s Class A and Class B stock prices today are respectively 33% and 5% lower than five years ago.
As the owner of approximately 29.5% and 28.9% of the publicly traded Class A and Class B shares, I believe the Company’s shares trade at a discount of more than 200% to their realizable value if combined with another mutual insurer. Examples of such realization of value include the Nationwide-ALLIED, State Auto-Meridian, and recently announced Nationwide-Harleysville transactions. As a committed investor in DGI, it is my focus for the Company to enhance value for its investors. Based upon the aforesaid examples, no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of DGI’s shares’ true value as will a merger of DMIC with another mutual insurer, followed by the purchase of DGI’s public shares.
If other shareholders also believe that the value of DGI is not reflected in current share prices, then the board and management of DGI have an obligation to take steps to realize the shares’ true value. The board and management of DGI can best do this by taking the three steps contained in the aforesaid resolution, guided by the advice of an independent investment banker.